UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

R. Stephen Heinrichs
P.O. Box 9093
Incline Village, NV  89452
Telephone:  (775) 691-2217

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05379X208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Stephen Heinrichs.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,137,903

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,137,903

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2003 by R. Stephen Heinrichs.  This Schedule 13D relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California  94065.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment is being filed by R. Stephen Heinrichs.  Mr. Heinrichs is sometimes referred to herein as the “Reporting Person.”  This Amendment No. 1 is being filed to correct an administrative error in Schedule 13D regarding the number of shares of common stock held by Mr. Heinrichs in a filing made by Mr. Heinrichs on October 28, 2003.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Heinrichs has acquired shares of the Issuer’s common stock through open market purchases using his personal funds. A corrected summary of the shares acquired follows:
Item 4.	Purpose of Transaction

Date	Number of Shares	Price Per Share	Total Price Paid
23-May-03	2,100	$1.00	$2,100
22-May-03	3,500	0.99-1.00	3,482
21-May-03	5,000	1.00	5,000
20-May-03	1,100	1.00-1.05	1,127
19-May-03	13,800	0.90-0.94	13,000
16-May-03	15,000	0.87-0.99	14,000
28-Aug-02	(11,400)	0.68	(7,752)
14-Nov-01	7,260	2.32-2.65	18,000
31-Oct-01	5,920	2.60-2.75	16,182
30-Oct-01	4,301	2.65-2.70	11,498
29-Oct-01	6,720	2.68-2.74	18,290
26-Oct-01	2,000	2.72-2.80	5,520
25-Oct-01	3,200	2.59-2.94	8,869
23-Oct-01	2,500	2.60-2.72	6,740
22-Oct-01	4,700	2.65-2.74	12,690
19-Oct-01	4,300	2.42-2.58	10,614
18-Oct-01	5,400	2.64	14,256
17-Oct-01	9,650	2.65-2.73	25,990
16-Oct-01	2,500	2.28	5,700
31-Oct-00	5,000	3.88	19,400
26-Oct-00	4,000	3.72	14,880
25-Oct-00	1,000	4.25	4,250

Total:	97,551		$223,836

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Heinrichs beneficially owns 5,137,903 shares of the Issuer’s common stock, including 5,020,952 shares held in a revocable trust and 116,951 shares held in an investment corporation, or 15.4% of the Issuer’s common stock outstanding as of March 31,2004.  Mr. Heinrichs has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Heinrichs currently holds options to purchase common stock of the Issuer totaling 325,000 shares, of which options to purchase 241,470 shares are exercisable within 60 days of March 31, 2004.
Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2004
Date
/s/ R. Stephen Heinrichs
Signature
R. Stephen Heinrichs
Name/Title